HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                  (303) 839-0061
--

Will Hart
                                December 15, 2009

Craig H. Arakawa
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4628

      Re:   Holloman Energy Corporation (File No. 000-52419)
            Form 10-K for the year ended December 31, 2008
            Form 10-Q for the three months ended June 30, 2009

      This office represents Holloman Energy Corporation ("the Company"). The following are the Company's proposed responses to the comments received from the staff by letter dated October 29, 2009.

      The item numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The references under the page number column are the pages in the Company's amended Forms 10-K/A and 10-Q/A where the Company's responses to the staff's comments can be found.

      If the Company's proposed responses are correct, the Company will file the amended 10-K and 10-Q reports on the Edgar system.

                                                                   10-K Page No.
                                                                   -------------

      1. The letter requested by this comment will be sent
under separate cover.                                                       N/A

      2. Disclosure Controls and Procedures relate to accumulating, recording, processing, summarizing, and communicating information so that required disclosures, as well as management decisions concerning required disclosures, can be made in a timely manner.

     Internal Control over Financial Reporting pertain to the preparation of financial statements in accordance with GAAP. Although Disclosure Controls are related to Internal Control over Financial Reporting (i.e. management cannot report a liability in accordance with GAAP if it does know the liability exists) they are also separate and distinct.



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                                                                   10-K Page No.
                                                                   -------------

      By way of example, Disclosure Controls are adequate if management knows of the existence of an offshore bank account and the receipts and disbursements from that account. However, an expenditure from the offshore bank account which is not recorded in accordance with GAAP is a problem with Internal Control over Financial Reporting and not a problem with Disclosure Controls.

      The Company stands by its conclusion that its
Disclosure Controls and Procedures were effective as
of December 31, 2008. The staff may not, and it is
not required to, agree with the Company's conclusion
in this regard, but nevertheless the Company's conclusion
remains that its Disclosure Controls and Procedures were effective.         N/A

      3. The cumulative loss has been adjusted to
correspond with the statement of cash flows.                                F-2

      4. The acquisition of Endeavor Canada Corporation ("ECC") has been treated as a recapitalization in accordance with the Commission's Division of Corporation Finance - Financial Reporting Manual (Topic 12, paragraph 12100.1). That guidance indicates that the acquisition of a private operating company by a non-operating public shell corporation typically results in a capital transaction, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded.

      Further, unlike APB Opinion No. 16, Business
Combinations, FAS 141 does not include a presumption that the combining entity whose stockholder group receives the largest portion of the voting rights of the combined entity should be treated as the acquirer. Instead, the FASB concludes in Statement 141 that all pertinent facts and circumstances should be considered in identifying the acquiring entity in a combination effected through an exchange of equity interests.

      In paragraph 17 of Statement 141, the FASB lists several factors to be considered in identifying the acquiring entity, one of which is the relative voting rights in the combined entity after the combination.
Other factors include: (a) the composition of the board of directors, (b) the composition of the combined entity's senior management, (c) the terms of the exchange of securities, and (d) the relative size of the companies.
The SEC staff has indicated that the determination of the acquirer should be based on a qualitative and quantitative analysis of all of these factors.


                                       2
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                                                                   10-K Page No.
                                                                   -------------

Almost since its inception the Company, originally incorporated under the name DuJour Products, Inc., had been a shell. From the period of the Company's inception
(May 14, 2004) to December 31, 2006 the Company conducted only nominal operations, did not generate any revenue, and had total expenditures of approximately
$49,000, which consisted of administrative, legal and accounting expenses. Prior to the August 2007 acquisition of Endeavor Canada, the Company was controlled by Adrien
Crimini, then the Company's principal executive officer and the owner of approximately 69% of the Company's outstanding shares.

      On April 24, 2007 the Company entered into a letter of intent to acquire Endeavor Canada. On May 25, 2007
Adrien Crimini resigned as an officer and director of the Company. At the time of his resignation, which was approximately two months prior to the acquisition of Endeavor Canada, Mr. Crimini expressed an interest in selling his shares in the Company.

      In August 2007 the Company acquired Endeavor
Canada for 9,000 shares of its Series A preferred stock and 9,000,000 shares of the Class A preferred stock of its wholly owned subsidiary, First Endeavor Holdings.
Each Series A preferred share was entitled to 1,000 votes on any matter submitted to the Company's shareholders.
The voting rights of the Series A preferred shares were determined arbitrarily by Cameron King, who was a principal shareholder in Endeavor Canada and later became the Company's Chief Executive Officer and a director. Mr. King could have easily specified that each Series A preferred share would be entitled to 10,000 votes on any matter submitted to the Company's shareholders. However, given Mr. Crimini's interest in selling his shares in the Company, Mr. King was not concerned that he did not have over 50% of the voting power of the Company.

      Prior to the acquisition of Endeavor Canada, the Company's only material asset consisted of its interest in an unexplored oil and gas concession (the "VIC P60") in Australia. Following the acquisition of Endeavor Canada, the Company had interests in seven producing oil and gas wells and leases covering approximately 19,500 acres. Endeavor Canada accounted for 93% of the Company's liabilities and 100% of its revenues on a consolidated post-acquisition basis. All employees of the combined entity were previous employees of Endeavor Canada and the Company's offices were absorbed into those of Endeavor Canada.

      In May 2007, prior to the acquisition of Endeavor Canada, the Company had acquired a 62.5% interest in VIC P60. The remaining 37.5% interest in the VIC P60 was controlled by Holloman Petroleum Pty. Ltd., a subsidiary of Holloman Corporation. In November 2007, the Company acquired Holloman Petroleum Pty. ("HPPL"), and thereby acquired the remaining 37.5% interest in


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                                                                   10-K Page No.
                                                                   -------------

the VIC P60 Permit. At the same time, Mark Stevenson and Eric Prim, both officers of Holloman Corporation, became directors of the Company. The principals of Holloman Corporation were introduced to Mr. King in connection with the negotiation of a Joint Operating
Agreement related to the VIC P60. Prior to the Company's acquisition of HPPL, neither Holloman Corporation nor its principals were shareholders in the Company.

      After the November 2007 acquisition of Holloman
Petroleum Pty., Mr. King, for personal reasons, resigned as an officer and director of the Company. Following his resignation, the Company decided that the best course of action was to concentrate on its Australia holdings.
Accordingly, in February 2008 the Company sold its interest in Endeavor Canada back to Mr. King.

      At the time the Company acquired Endeavor Canada, the acquisition of Holloman Petroleum Pty., the resignation of Mr. King, and the subsequent sale of Endeavor Canada were not contemplated. As a result of the acquisition of Endeavor Canada, the Company was required to audit the financial statements of Endeavor Canada. The Company would never have gone through the time and expense of auditing the financial statements of Endeavor Canada if it planned to subsequently dispose of Endeavor Canada.

      Subsequent to the acquisition of Endeavor Canada, the former shareholders and management of Endeavor Canada controlled the combined entities. Accordingly, and based upon all the facts and circumstances, the acquisition of Endeavor Canada was properly accounted for as a recapitalization in a manner similar to that resulting from a reverse acquisition.

      Holloman Corporation, through its wholly owned
subsidiary Holloman Oil and Gas, owned a majority interest
in Holloman Petroleum Pty prior to its acquisition by the
Company. As part of that acquisition, Holloman Oil and Gas
was issued 17,237,500 shares of the Company's common stock
in exchange for its interest in Holloman Petroleum Pty.
On March 7, 2008, Holloman Corporation purchased 15,000,000
shares of the Company's common stock directly from Adrien
Crimini. Between September 30, 2008 and June 2, 2009,
Holloman Corporation purchased an additional 13,149,091 shares of common stock directly from the Company for cash or upon
conversion of indebtedness. As a result of these transactions,
Holloman Corporation, either directly or through Holloman Oil and Gas, currently owns 45,386,591 shares of the Company's
common stock. Holloman Corporation became the Company's largest shareholder on March 7, 2008 at which time it began to exert
control over the Company's operations.                                      N/A

      5. The Statement of Stockholders' Equity has been
revised in response to this comment.                                        F-3


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                                                                   10-K Page No.
                                                                   -------------

      6. The Share Exchange Agreement between the Company and the shareholders of Endeavor Canada was modified after August 9, 2007 to avoid adverse tax consequences to the Canadian shareholders of Endeavor Canada. The Company's 10-Q report for the three months ended September 30, 2007 (and every 10-Q report filed since that time) and the Company's
10-K reports for the years ended December 31, 2007 and 2008 correctly disclose the terms of the acquisition of Endeavor Canada.

      Since:

          (a)  the Company no longer owns Endeavor Canada; and

          (b) the Series A and Class A preferred shares issued in connection with the acquisition are no longer outstanding,

the amended agreement relating to the acquisition of
Endeavor Canada is no longer material and is not required
to be filed.  However we have attached a copy of the amended
agreement for your reference.                                               N/A

      7. The Company's policy regarding the impairment of
unproved properties has been modified in response to this comment.          F-6

      8. The acquisition of Holloman Petroleum Pty Ltd ("HPPL") was an asset purchase. Accordingly, the Company followed the guidance provided by EITF 96-18 in its valuation and determined that:

          (a) the equity instruments issued were the most reliable measure of the value of the acquired assets, and

          (b)  August 24, 2007 was the date at which a
               performance commitment was reached.

      The owners of HPPL had sufficiently large disincentives
for non-performance. The exploration and production rights
purchased in HPPL were time-sensitive and were subject to
annual work obligations. Failure to complete the work
obligations would result in the forfeiture of exploration
rights. At the time of the HPPL purchase, all work obligations had reached pivotal time constraints. The owners of HPPL were not actively engaged in exploring or developing the assets
held by HPPL. HPPL required management resources and a
capital formation strategy to maintain its holdings. In
contrast, the Company was actively raising capital and had
the resources needed to complete the work obligations and
negotiate lease extensions. The work to address asset
maintenance requirements was begun immediately following
execution of the purchase agreement in August 2007. Time was of
the essence in the transaction.                                             N/A


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                                                                   10-K Page No.
                                                                   -------------

     9. The VIC P60 Purchase and Sale Agreement
(relating to the 62.5% interest) is attached. The direct parties to the purchase transaction were:

          (a)  DuJour Products Inc. (Purchaser 62.5%)

          (b)  Australian- Canadian Oil Royalties Limited
               (Seller 25%)

          (c)  Ely Sakhai (Seller 25%)

          (d)  Robert Kamon (Seller 12.5%)

      The persons and entities involved in arranging the transaction were:

          (a)  Randolf Hastings

          (b)  Australian Grazing & Pastoral Co. Pty. Ltd.

          (c)  Cisco Outback Holdings LLC

          (d)  Cisco Legacy Ventures LLC

          (e)  Bass Strait Partners LLC

      Neither Holloman Corporation nor, to the knowledge of the Company, any current officer or director of the Company were related to the parties arranging the purchase of the VIC P60 permit.

      The Company has executed a letter of intent with BOS
APS Pte. Ltd. for the performance of a VIC P60 marine seismic study using the survey vessel BOS Angler. Frank Renton, Project Manager from Enquest Pty. Ltd., and Martin Lloyd-Diviny, Manager of Holloman Petroleum Pty. Ltd., are involved in arranging the Company's participation in this seismic study.

      The following will be added to the 10-K report:

            Registration of Australian title transfers requires
      the submission of original "relevant dealings" and "title
      transfer applications" in the form prescribed under Section
      473 of Australia's Offshore Petroleum and Greenhouse Gas
      Storage Act 2006. The process is multi-tiered, time
      consuming and involves several comment rounds. In July 2009, we received verbal approval of the form and substance of the title transfer application. Final registration is awaiting payment of fees. We expect to complete title registration in conjunction with the execution of a final agreement with BOS
      APS Pte. Ltd. in early 2010.                                            2

      10. The net revenue interests ("NRI") associated with the issuance of Series A and Series B warrants do not meet the requirements for derivative accounting set forth in SFAS 133 and EITF 00-19. The Company's NRI


                                       6
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                                                                   10-K Page No.
                                                                   -------------

agreements lack both an "underlying" and "notional amount"
and are neither indexed to, nor potentially settled in, the
Company's common stock. The reference to derivative
accounting has been deleted.                                               F-13

      11. Substantially all of the amount classified in
error as deferred tax benefit related to a translation
gain associated with the measurement of US dollars required
to settle deferred Australian tax liabilities. Upon further
examination, the Company reclassified the effect of Australian dollar fluctuations as foreign currency exchange gain/losses
in accordance with SFAS 52.                                                 N/A

      12. After discussing this comment with the staff, no
response to this comment is required.                                       N/A

      13. The date which is the subject of this comment has
been corrected.                                                            F-16

      14. Comment complied with.                                           F-16

                                                                   10-Q Page No.
                                                                   -------------

      15. Comment complied with.                                              2

      16. Comment complied with.                                              6

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.



                                          William T. Hart





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